Exhibit 99.1

Nuvei Establishes an Automatic Share Purchase Plan

MONTREAL, March 18, 2022 – Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI) (TSX: NVEI), the global payment technology partner of thriving brands, today announced that, in connection with its previously announced normal course issuer bid (“NCIB”) to purchase up to 6,617,416 of its subordinate voting shares (“Shares”), it recently entered into an automatic share purchase plan (“ASPP”) with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of Shares under the NCIB at times when Nuvei would ordinarily not be permitted to purchase its securities due to regulatory restrictions and customary self-imposed blackout periods.

Pursuant to the ASPP, purchases will be made by the designated broker based on pre-established purchasing parameters, without further instructions by Nuvei, in compliance with the rules of the Toronto Stock Exchange (“TSX”) and the NASDAQ Global Select Market (the “Nasdaq”), applicable securities laws and the terms of the ASPP. The ASPP has been pre-cleared by the TSX and will be implemented as of today.

Outside of the ASPP, Shares may be purchased under the NCIB based on management’s discretion, in compliance with the rules of the TSX and of the Nasdaq and applicable securities laws. The NCIB commenced on March 10, 2022 and will end no later than March 9, 2023. All purchases made under the ASPP will be included in computing the number of Shares purchased under the NCIB. As of the date hereof, the Company has purchased 1,175,766 Shares under the NCIB.

About Nuvei

We are Nuvei (Nasdaq: NVEI) (TSX: NVEI), the global payment technology partner of thriving brands. We provide the intelligence and technology businesses need to succeed locally and globally, through one integration – propelling them further, faster. Uniting payment technology and consulting, we help businesses remove payment barriers, optimize operating costs and increase acceptance rates. Our proprietary platform provides seamless pay-in and payout capabilities, connecting merchants with their customers in over 200 markets worldwide, with local acquiring in 46 markets. With support for more than 530 alternative payment methods including cryptocurrencies, and nearly 150 currencies, merchants can capture every payment opportunity that comes their way. Our purpose is to make our world a local marketplace.

For more information, visit www.nuvei.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of applicable securities laws. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Particularly, information regarding our NCIB and the intended purchase for cancellation of Shares is forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under “Risk Factors” of the Company’s annual information form for the year ended December 31, 2021. Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management. Although the forward-looking information contained in this press release is based upon what management believes are reasonable assumptions, you are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained in this press release is provided as of the date of this press release, and the Company does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.